UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
(X) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Moroz, Bohdan

   250 Compass Drive
   Ft. Lauderdale, FL  33308
   USA
2. Issuer Name and Ticker or Trading Symbol
   QuikBiz Internet Group, Inc.
   QBIZ
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   April 13, 2000
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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
Common Stock                 |6/25/0|X 4 |25,000            |A  |$.17       |25,000             |I     |By spouse                  |
                             |0     |    |                  |   |           |                   |      |                           |
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Common Stock                 |1/15/9|P 4 |100,000           |A  |$.30       |725,714            |D     |                           |
                             |9     |    |                  |   |           |                   |      |                           |
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Common Stock                 |7/1/99|S 4 |2,000             |D (|$1.750     |725,714            |D     |                           |
                             |      |    |                  |1) |           |                   |      |                           |
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Common Stock                 |7/8/99|S 4 |2,000             |D (|$1.8125    |725,714            |D     |                           |
                             |      |    |                  |1) |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
___________________________________________________________________________________________________________________________________|
Options (right to buy)  |$.002   |6/01/|P 4 |30,000     |A  |6/01/|N/A  |Common Stock|30,000 |(2)    |30,000      |D  |            |
                        |        |98   |    |           |   |98   |     |            |       |       |            |   |            |
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Warrants (right to buy) |$.17    |6/29/|P 4 |25,000     |A  |6/25/|6/25/|Common Stock|25,000 |(3)    |0           |I  |By spouse   |
                        |        |98   |    |           |   |98   |99   |            |       |       |            |   |            |
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Warrants (right to buy) |$.17    |6/25/|X 4 |25,000     |A  |Immed|6/25/|Common Stock|25,000 |       |0           |I  |By spouse   |
                        |        |99   |    |           |   |.    |99   |            |       |       |            |   |            |
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
Explanation of Responses:
(1) These sales created $5,925 of liability under Section 16(b) of the Securities Exchange Act because they are matchable with the reporting person's purchase of shares on January 15, 1999. The reporting person has paid
$5,925 to the
registrant.
(2) Options issued on June 1, 1998 in consideration for reporting person's services as a director during 1998.
(3) Warrants issued to spouse of reporting person as consideration for a $50,000 loan. These warrants were exercised on June 25,
1999.
SIGNATURE OF REPORTING PERSON
/s/     Bohdan Moroz
DATE
April  19, 2000